MILBANK, TWEED, HADLEY & MCLOY LLP

1 CHASE MANHATTAN PLAZA

NEW YORK, NY 10005-1413

 June 30, 2006

VIA EDGAR & COURIER

U. S. Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, DC 20549

ATTN: Division of Corporate Finance

Re: Registration Statement on Form F-4 for
Vitro, S.A. de C.V.

Ladies and Gentlemen:

On behalf of Vitro, S.A. de C.V., a Mexican variable capital corporation ("Vitro" or the "Company"), transmitted herewith via the Securities and Exchange Commission's (the "SEC" or the "Commission") electronic data gathering, analysis and retrieval ("EDGAR") system for filing under the Securities Act of 1933, as amended (the "Act"), is the Company's Registration Statement (the "Registration Statement") on Form F-4 relating to U.S.$225,000,000 aggregate principal amount of the Company's 11.75% Senior Notes Due 2013 (the "New Notes").

On October 22, 2003, the Company issued, in an offering conducted in reliance on Rule 144A and Regulation S under the Act, U.S.$225,000,000 aggregate principal amount of 11.75% Senior Notes due 2013 (the "Old Notes"). Pursuant to certain registration and exchange rights granted to holders of the Old Notes, the Company wishes to conduct a registered exchange offer whereby holders of Old Notes may exchange such Old Notes for registered New Notes (the "Exchange Offer"). The terms of the Old Notes and the New Notes will be identical in all material respects.

Accordingly, I have been authorized by the Company to inform you as follows:

(1) The Company is registering the New Notes in reliance on the staff position enunciated in the Exxon Capital Holdings Corporation (available April 13, 1988) and Morgan Stanley & Co. Incorporated (available June 5, 1991) no-action letters regarding resales and the Shearman & Sterling (available July 2, 1993) no-action letter with respect to the participation of broker-dealers.

(2) The Company represents that it has not entered into any arrangement or understanding with any person to participate in the distribution (within the meaning of the Act) of the New Notes to be issued in the Exchange Offer. To the best of the Company's information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes. The Company will require each holder in connection with its tender of Old Notes for New Notes to represent to the Company, among other things, that any New Notes to be received by it will be acquired in the ordinary course of its business and it is not engaged in, and does not intend to engage in, a distribution of such New Notes and has no arrangement or understanding with any person to participate in a distribution of the New Notes. In addition, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the New Notes, such person could not rely on the staff position enunciated in the above-referenced no-action letters and must comply with the registration and prospectus delivery requirements of the Act in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

(3) The Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be deemed to be an "underwriter" within the meaning of the Act and must deliver a prospectus meeting the requirements of the Act in connection with any resale of such New Notes.

(4) The Company will include in the letter of transmittal to be executed by an exchange offeree in order to participate in the Exchange Offer a provision to the effect that any such broker-dealer acknowledges that it will deliver a prospectus meeting the requirements of the Act in connection with any resale of New Notes received in respect of Old Notes pursuant to the Exchange Offer, provided that the letter of transmittal will also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Act.

The Registration Statement transmitted herewith relates to the Exchange Offer and the New Notes registered in connection therewith.

We hereby request you permit our request for acceleration of the effective date of the Registration Statement to be made orally by the undersigned, as permitted by Rule 461 under the Securities Act.

Please contact the undersigned at (212) 530-5530 with any questions you may have with respect to the foregoing.

Sincerely yours,

 /s/ Howard Kelberg

Howard Kelberg

Enclosures

cc: Claudio del Valle (Vitro)

Rafael Colome (Vitro)

Ernesto Cruz (Galaz, Yamazaki, Ruiz Urquiza, S.C., member of Deloitte Touche Tohmatsu)

William Biese (Galaz, Yamazaki, Ruiz Urquiza, S.C., member of Deloitte Touche Tohmatsu)

Marshall Diaz (Galaz, Yamazaki, Ruiz Urquiza, S.C., member of Deloitte Touche Tohmatsu)